EXHIBIT 77C
               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS



A special meeting of shareholders of Cutler Equity Income Fund (re-named Cutler Core Fund effective December 20, 1999) (the "Fund") was held on December 20, 1999 for the following purpose:

1. To approve the modification of the fund's investment objective and to effective corresponding revisions of the fund's investment policies.

The proposal was approved by a majority of the voting securities of the Fund.